SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________
Form 11-K
_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2015

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental
Schedule for the Years Ended
December 31, 2015 and 2014
and Independent Auditors' Report

TABLE OF CONTENTS

Pages

INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2015 and 2014	3
Notes to Financial Statements for the Years Ended December 31, 2015 and 2014	4 - 11

SUPPLEMENTAL SCHEDULES:
Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of	12
December 31, 2015
Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the	13
Year Ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
EnPro Industries, Inc. Retirement Savings Plan
and the EnPro Industries, Inc. Benefits Committee
Charlotte, North Carolina:

We have audited the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) as of and for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at Year End) and Schedule of Delinquent Participant Contributions have been subjected to audit procedures performed in conjunction with the audit of the EnPro Industries, Inc. Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is prepared in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ GreerWalker LLP
June 28, 2016

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Investments, at fair value	$243,626,728	$254,949,572
Receivables:
Notes receivable from participants	7,965,391	8,376,981
Employer contributions	199	—
Total receivables	7,965,590	8,376,981
NET ASSETS AVAILABLE FOR BENEFITS	$251,592,318	$263,326,553

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
ADDITIONS:
Additions to net assets attributed to:
Net investment income:
Net appreciation (depreciation) in fair value of investments	$(9,630,891)	$5,399,272
Interest and dividend income	7,834,497	6,916,543
Net investment income (loss)	(1,796,394)	12,315,815

Interest income on notes receivable from participants	321,384	164,478

Contributions:
Participants	14,168,534	9,475,128
Employer	11,832,017	8,028,670
Rollovers	1,400,149	1,258,461
Total contributions	27,400,700	18,762,259

Total additions, net	25,925,690	31,242,552

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	37,315,410	22,636,898
Fees and commissions	343,923	169,256
Total deductions	37,659,333	22,806,154

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	(11,733,643)	8,436,398

TRANSFERS OF ASSETS, NET	(592)	66,947,708

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	263,326,553	187,942,447

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$251,592,318	$263,326,553

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.    DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Merger - On April 28, 2014 the Plan sponsor elected to, with an effective date of November 21, 2014, merge the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (“Hourly Plan”) into the Plan. Concurrent with the merger, the Plan was restated and the name was changed from the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees to the EnPro Industries, Inc. Retirement Savings Plan. Approximately $66,948,000 in assets from the Hourly Plan were transferred into the Plan. Participants that were transferred into the Plan maintained their account balances and vesting status from the Hourly Plan and are eligible to fully participate in the Plan.

General - EnPro Industries, Inc. (the “Company”) established the Plan to provide employees with a systematic means of savings and investing for the future. Eligible employees of the Company, as defined by the plan document, may enroll in the Plan on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. Participants that do not enroll in the Plan within 30 days of their hire date are automatically enrolled in the Plan to contribute 6% of their base pay unless they elect out of the Plan. The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trust - The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan. The Plan’s assets are held in the Schwab Directed Employee Benefit Trust (the “Trust”).

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Net investment income is credited to each account based on appreciation, or depreciation, of specific assets held in each participant account and any earnings thereon.

Plan Contributions - Participants may contribute between 1% and 75% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code and other limitations specified in the Plan. The Company matches between 25% and 100% of employee contributions between 4% to 6% of base pay per payroll period, as defined by the plan document. The Company also contributes an additional 2% to certain eligible employees. The Plan also includes a Roth contribution feature.

Participants’ contributions are remitted by the Company to the Trustee at the end of each payroll cycle. Upon determination of participants’ contributions, Company contributions are made to the Trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions and investment gains or losses. Allocations of earnings and losses for each fund are based on the ratio of weighted average participant account balances to the total weighted average of all participant account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Investment Options - Upon enrollment in the Plan, participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions, Company contributions, and actual earnings thereon. However, vesting in the additional 2% Company contributions for certain employees who do not participate in the Company’s pension plans is based on years of service. Prior to normal retirement age, a participant’s interest in the additional 2% Company contribution becomes 100% vested after three years of service.

Distributions - Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions of the EnPro Company Stock are made, at the option of the participant, in either cash or shares.

Notes Receivable From Participants - Participants may borrow from their account a minimum amount of $1,000 up to 50% of their vested account balance not to exceed $50,000. Principal and interest are paid ratably through payroll deductions. Loans are repaid over a period not to exceed five years. However, loans for the purchase of a principal residence are repaid over a period of up to twenty-five years. The loans are secured by the balance of the participant's account and bear interest at rates that range from 4.25% to 10% which are commensurate with local prevailing rates at the time of issuance in accordance with the Plan document.

Participant Investment Rollovers - Participants are allowed to transfer or rollover funds into the Plan from other qualified plans.

Forfeitures - The non-vested portion of terminated participants’ account balances are used to reduce future Company contributions and to pay plan expenses. As of December 31, 2015 and 2014, forfeited non-vested accounts in the Plan totaled approximately $198,000 and $6,000, respectively. Forfeitures were used to reduce Company contributions by approximately $141,000 and $329,000 during 2015 and 2014, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The 401(k) Committee determines the Plan's valuation policies utilizing information provided by the Plan's investment advisor and Schwab. See Note 4 for disclosure of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions - Contributions from employees and the Company are recorded as they are withheld from the participant's wages. Contributions from the Company are recorded in the period in which the related participant contributions are due.

Notes Receivable From Participants - Notes receivables from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits - Benefits are recorded when paid.

Administrative Expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Certain investment advisor fees, recordkeeping fees and other miscellaneous fees are charged directly to the participants' accounts and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through June 28, 2016, which is the date the financial statements were available to be issued for 2015.

3.	INVESTMENTS

The Plan’s investment assets are held in trust and administered by Schwab.

The fair values of investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2015 and 2014, are as follows:

	2015	2014

Vanguard Institutional Index	$44,545,897	*
Galliard Retirement Income Fund	$20,885,351	$22,727,382
Schwab Managed Retirement 2030	$20,629,068	$19,383,912
PIMCO Total Return Fund	$19,170,505	$24,050,524
Schwab Managed Retirement 2040	$16,295,594	$15,447,369
T Rowe Price Mid-Cap Growth	$15,401,213	$16,001,283
Schwab Managed Retirement 2020	$15,204,813	$16,368,019
Dodge & Cox Stock Fund	$14,807,284	$18,211,259
Europacific Growth	*	$13,350,132
Schwab S&P 500 Index Fund	*	$48,546,877

* Investment does not represent greater than 5% of net assets available for benefits for respective year.

Net appreciation (depreciation) of investments for the years ended December 31, 2015 and 2014 for the Plan is as follows:

	2015	2014
Company common stock	$(2,200,922)	$634,176
Common/collective trusts	(295,343)	2,521,008
Self-directed brokerage accounts	(483,205)	(497,031)
Registered investment companies	(6,651,421)	2,741,119
Net appreciation (depreciation) of investments	$(9,630,891)	$5,399,272

4.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used as of December 31, 2015 or 2014.

EnPro Industries, Inc. common stock: Valued at the closing price reported on the New York Stock Exchange.

Registered investment companies: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish at their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Shares/units in common/collective trusts can be redeemed daily on demand. There were no unfunded commitments as of December 31, 2015 and 2014.

Self-directed brokerage accounts: Valued at the closing price reported on the active market on which the individually owned securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Large cap	$73,578,191	$—	$—	$73,578,191
Fixed income	22,420,794			22,420,794
Mid-cap	19,224,085			19,224,085
International	15,274,899			15,274,899
Small cap	9,985,084			9,985,084
Blend/Allocation	5,681,459			5,681,459
Company common stock	5,023,932			5,023,932
Money market fund	6,376			6,376
Self-directed accounts:
Cash equivalents	1,074,793			1,074,793
Common stock	1,355,169			1,355,169
Mutual funds	1,053,131			1,053,131
Unit investment trusts	430,172			430,172
Other	51,349			51,349
Common/collective trusts:
Income fund		20,885,351		20,885,351
Target date funds		67,581,943		67,581,943

Total assets fair value	$155,159,434	$88,467,294	$—	$243,626,728

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Large cap	$76,760,140	$—	$—	$76,760,140
Fixed income	24,050,524			24,050,524
Mid-cap	20,201,234			20,201,234
International	17,948,488			17,948,488
Small cap	10,722,840			10,722,840
Blend/Allocation	6,579,079			6,579,079
Company common stock	7,382,019			7,382,019
Money market fund	2,036			2,036
Self-directed accounts:
Cash equivalents	879,669			879,669
Common stock	2,005,885			2,005,885
Mutual funds	973,607			973,607
Unit investment trusts	233,477			233,477
Other	34,662			34,662
Common/collective trusts:
Income fund		22,727,382		22,727,382
Target date funds		64,448,530		64,448,530

Total assets fair value	$167,773,660	$87,175,912	$—	$254,949,572

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain plan investments are shares of mutual funds managed by Schwab. Schwab is the “Trustee” as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain administrative fees related to the administration of the Plan were paid by the Plan. Certain other third party administrator fees were paid by the Company on behalf of the Plan. These transactions also qualify as party-in-interest transactions.

6.    TAX STATUS

The Plan adopted a prototype plan sponsored by Charles Schwab Trust Co. effective January 1, 2009. The prototype plan has received a favorable opinion from the Internal Revenue Service, stating that the prototype plan is qualified under Section 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since implementing the prototype plan document. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Generally accepted accounting principles in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

8.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.    SUBSEQUENT EVENTS

On May 16, 2016, the Fabrico, Inc. Retirement Plan (the "Fabrico Plan") was merged into the Plan. Approximately $3,548,000 in assets from the Fabrico Plan were transferred into the Plan. Participants that were transferred into the Plan maintained their account balances and vesting status from the Fabrico Plan and are eligible to fully participate in the Plan. Employer contributions transferred into the Plan as part of the merger are subject to a six year vesting schedule.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

EIN: 01-0573945 – PLAN NUMBER: 004

(a)	(b)	(c)	(e)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date,	Current
Interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value

	Vanguard Institutional Index	Registered investment company	$44,545,897
	Galliard Retirement Income Fund	Common/collective trust	20,885,351
*	Schwab Managed Retirement 2030	Common/collective trust	20,629,068
	PIMCO Total Return Fund	Registered investment company	19,170,505
*	Schwab Managed Retirement 2040	Common/collective trust	16,295,594
	T Rowe Price Mid-Cap Growth	Registered investment company	15,401,213
*	Schwab Managed Retirement 2020	Common/collective trust	15,204,813
	Dodge & Cox Stock Fund	Registered investment company	14,807,284
	Europacific Growth	Registered investment company	10,816,248
*	Schwab Managed Retirement 2050	Common/collective trust	10,503,241
	Nuveen Winslow Large-Cap Growth Fund	Registered investment company	10,447,946
	Columbia Small Cap Value	Registered investment company	7,730,205
	Invesco Van Kampen Equity and Income	Registered investment company	5,681,459
*	EnPro Company Stock	Common Stock	5,023,932
	Personal Choice Retirement Account	Self-directed brokerage account	3,964,614
	Vanguard Selected Value Mid Cap	Registered investment company	3,822,872
	Vanguard Total Bond Market Index	Registered investment company	3,250,289
*	Schwab Managed Retirement Income	Common/collective trust	2,963,850
	Virtus Emerging Markets Opportunity Fund	Registered investment company	2,840,246
	American Beacon Small Cap Growth Fund	Registered investment company	2,254,879
	Vanguard Total International Stock Index	Registered investment company	2,116,394
*	Schwab Managed Retirement 2010	Common/collective trust	1,985,377
	Vanguard Extended Market Index	Registered investment company	1,660,670
	BlackRock Global Allocation Fund	Registered investment company	1,618,405
	Schwab US Treasury Money Fund	Registered investment company	6,376
*	Participant loans	Interest rate of 4.25 - 10%	7,965,391

			$251,592,119

*    Party-in-interest transaction.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

EIN: 01-0573945 – PLAN NUMBER: 004

Participant
Contributions
Transferred Late
to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully
Check Here	Contributions	Contributions	Contributions	Corrected
if Late Participant Loan	Not	Corrected Outside	Pending Correction	Under VFCP and
Payments are Included	Corrected	VFCP	in VFCP	PTFE 2002 – 51

X	$—	$84,753	$—	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT
SAVINGS PLAN

By: ENPRO INDUSTRIES, INC., Plan Administrator

By:	/s/ Robert S. McLean
Robert S. McLean
Chief Administrative Officer, General Counsel and
Secretary

Date: June 28, 2016

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of GreerWalker LLP